UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64307/April 20, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14289

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In the Matter of                                               :
                                                               :
ADAL GROUP, INC.,                                              :     ORDER MAKING FINDINGS
COM/TECH COMMUNICATION                                         :     AND REVOKING REGISTRA-
   TECHNOLOGIES, INC.,[1]                               :     TIONS BY DEFAULT
DIALOG GROUP, INC.,                                            :
EUROGAS, INC.,                                                 :
GOLDEN BOOKS FAMILY ENTERTAINMENT, INC.                        :
   (N/K/A GB HOLDINGS LIQUIDATION, INC.),                :
INFORMATION MANAGEMENT                                         :
   TECHNOLOGIES CORPORATION,                             :
INTERIORS, INC., and                                           :
SFG FINANCIAL CORP.                                            :
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     The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on March 9, 2011, alleging that Respondents have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.  All Respondents were served with the OIP on March 11, 2011.  On March 30, 2011, the Commission entered an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Eurogas, Inc.  See Adal Group, Inc., Exchange Act Release No. 64147.

     The remaining Respondents are in Default because they did not file an Answer, participate in the telephonic prehearing conference on April 15, 2011, or otherwise defend the proceeding.  I find the allegations in the OIP to be true as to them.  See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

**Findings of Fact and Conclusions of Law**

     Adal Group, Inc. (Adal), Central Index Key (CIK) No. 810370, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  Adal is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $3,813,000 for the prior nine months.  As of March 3, 2011, the common stock of Adal, symbol ADGR, was quoted on OTC Link, had six

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[1] The OIP caption has an "s" that does not appear in the name in the company's filings.

market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Com/Tech Communication Technologies, Inc. (Com/Tech), CIK No. 945640, is a dissolved New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Com/Tech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1996, which reported a net loss of $1,361,053 for the prior nine months. As of March 3, 2011, the common stock of Com/Tech, symbol CMTK, was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Dialog Group, Inc. (Dialog), CIK No. 1051059, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dialog is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $648,002 for the prior nine months. As of March 3, 2011, the common stock of Dialog, symbol DLGO, was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Golden Books Family Entertainment, Inc. (n/k/a GB Holdings Liquidation, Inc.) (GB Holdings), CIK No. 790706, is a forfeited Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GB Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of $8,812,000 for the prior three months. See 17 C.F.R. § 201.323. On June 4, 2001, GB Holdings filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on March 3, 2003. As of March 3, 2011, the common stock of GB Holdings, symbol GBKF, was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Information Management Technologies Corporation (Information Management), CIK No. 824578, is a forfeited Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Information Management is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1999, which reported a net loss of $57,104 for the prior three months. See 17 C.F.R. § 201.323. On October 7, 1992, Information Management and its wholly owned subsidiary, INSCI Corp., consented to the entry of an order permanently enjoining them from committing or aiding and abetting any violations of Exchange Act Sections 10(b), 13(a), 13(b), 17A, and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1 thereunder. SEC v. Info. Mgmt. Techs. Corp., 1:92-cv-07108 (S.D.N.Y. Oct. 7, 1992). As of March 3, 2011, the common stock of Information Management, symbol IMTKA, was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Interiors, Inc. (Interiors), CIK No. 921563, is a void Delaware corporation located in Braintree, Massachusetts, with a class of securities registered with the Commission pursuant to

Exchange Act Section 12(g). Interiors is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of $24,961,000 for the prior nine months. See 17 C.F.R. § 201.323. As of March 3, 2011, the common stock of Interiors, symbol INRSA, was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). As of March 3, 2011, the preferred shares of Interiors, symbol INRSP, were quoted on OTC Link, had two market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SFG Financial Corp. (SFG Financial), CIK No. 751418, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SFG Financial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended January 31, 2008, which reported a net loss of $15,385,370 for the prior year. As of March 3, 2011, the common stock of SFG Financial, symbol SFGF, was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Based on the facts and law set forth above, these Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the Exchange Act rules. I conclude on these facts that revocation of the registration of each class of the registered securities of Adal, Com/Tech, Dialog, GB Holdings, Information Management, Interiors, and SFG Financial is both necessary and appropriate.

**Order**

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Adal Group, Inc., Com/Tech Communication Technologies, Inc., Dialog Group, Inc., Golden Books Family Entertainment, Inc. (n/k/a GB Holdings Liquidation, Inc.), Information Management Technologies Corporation, Interiors, Inc., and SFG Financial Corp. is hereby REVOKED.

 

 

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Brenda P. Murray
Chief Administrative Law Judge